# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: COMPASS Pathways plc, CIK 0001816590
CUSIP: 20451W101
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 33 Broadwick Street, London, United Kingdom (X0), W1F 0DQ
Date of event which requires filing of this statement: 01/21/2026
Filed by CIK 0002081043
Persons authorized to receive notices and communications: Ryan Barrett, c/o atai Life Sciences US, Inc., 250 West 34th Street, New York, New York (NY), 10119, 1 929 207 2670

## Reporting persons
- AtaiBeckley Inc. (CIK 0002081043): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 4,764,710; sole dispositive power 0; shared dispositive power 4,764,710; aggregate amount beneficially owned 4,764,710 (4.96% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: COMPASS Pathways plc
Address of issuer's principal executive offices: 33 Broadwick Street, London, United Kingdom (X0), W1F 0DQ
Comment:
This Amendment No. 6 to Schedule 13D amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") on May 24, 2021 (as amended, the "Schedule 13D") relating to the ordinary shares, nominal value _0.008 per ordinary share (the "Ordinary Shares"), of COMPASS Pathways plc, a public limited company under the laws of England and Wales (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

CUSIP number 20451W101 has been assigned to the American Depositary Shares ("ADSs") of the Issuer, which are quoted on The Nasdaq Stock Market under the symbol "CMPS." Each ADS represents one Ordinary Share of the Issuer. No CUSIP number has been assigned to the Ordinary Shares of the Issuer.

Following certain strategic transactions, ATAI Life Sciences N.V. is now known as AtaiBeckley Inc., a Delaware corporation, and its principal executive offices are located at c/o atai Life Sciences US, Inc., c/o Industrious NYC, 250 West 34th Street, New York, New York 10119.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is amended and restated in its entirety by inserting the following information:

The information contained on the cover pages is incorporated by reference to this Item 5.

As of January 21, 2026, AtaiBeckley Inc. may be deemed to beneficially own 4,764,710 Ordinary Shares, representing approximately 4.96% of the 96,017,044 Ordinary Shares outstanding as of October 30, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed by the Issuer on November 4, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information contained on the cover pages is incorporated by reference to this Item 5.

AtaiBeckley Inc. directly holds the securities reported herein.
Transactions in the class effected during the past sixty days:
During the 60 days prior to and including January 21, 2026, AtaiBeckley Inc. effected the following open market sales of ADSs representing Ordinary Shares:

11/24/2025: 20,000 shares for a weighted average price of $5.0865 per share. Price range: $5.00 to $5.21.

11/25/2025: 20,000 shares for a weighted average price of $5.1785 per share. Price range: $5.095 to $5.265

11/26/2025: 20,000 shares for a weighted average price of $5.1996 per share. Price range: $5.10 to $5.27

11/28/2025: 20,000 shares for a weighted average price of $5.4482 per share. Price range: $5.25 to $5.555

12/01/2025: 20,000 shares for a weighted average price of $5.2805 per share. Price range: $5.205 to $5.48

12/02/2025: 19,000 shares for a weighted average price of $5.1052 per share. Price range: $5.00 to $5.34

12/03/2025: 19,000 shares for a weighted average price of $5.0744 per share. Price range: $5.00 to $5.16

12/04/2025: 19,000 shares for a weighted average price of $5.3811 per share. Price range: $5.07 to $5.68

01/09/2026: 33,000 shares for a weighted average price of $7.3105 per share. Price range: $7.11 to $7.77

01/12/2026: 47,000 shares for a weighted average price of $7.0056 per share. Price range: $6.86 to $7.225

01/13/2026: 50,000 shares for a weighted average price of $7.1793 per share. Price range: $6.87 to $7.395

01/14/2026: 50,000 shares for a weighted average price of $7.4859 per share. Price range: $7.31 to $7.67

01/15/2026: 50,000 shares for a weighted average price of $7.3517 per share. Price range: $7.16 to $7.74

01/16/2026: 50,000 shares for a weighted average price of $7.3355 per share. Price range: $7.10 to $7.46

01/20/2026: 50,000 shares for a weighted average price of $7.2988 per share. Price range: $7.16 to $7.45

01/21/2026: 48,105 shares for a weighted average price of $7.0475 per share. Price range: $6.905 to $7.405

AtaiBeckley Inc. undertakes to provide, upon request by the staff of the Securities and Exchange Commission, the full information regarding the number of shares sold at each separate price.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of January 21, 2026, AtaiBeckley Inc. ceased to be the beneficial owner of more than five percent of the Ordinary Shares of the Issuer.

## Signatures
- AtaiBeckley Inc.: /s/ Anne Johnson, Anne Johnson, Chief Financial Officer (02/17/2026)